Exhibit 99.01

NEWS RELEASE OTCPK: GRAVF Cusip: 38911X105

August 15, 2012

Gravis Oil Announces Mailing of Special Meeting Circular and Change of Auditors

Houston, Texas; August 15, 2012 – Gravis Oil Corporation, (the Company or Gravis), (OTCPK:GRAVF) today announces that it has mailed, to shareholders of record as of August 3, 2012, an information circular with respect to a special meeting of holders of common shares of the Company (Shareholders) to be held at 9 a.m. (MST) at the Calgary, Alberta offices of Norton Rose Canada LLP, on September 7, 2012 (Meeting).

At the Meeting, Shareholders will be asked to approve several matters related to ordinary business, including the election of a new board of directors, and several matters of special business.   The special business includes changing the name of the Company, providing the board of directors the discretion to consolidate the shares of Company and to continue the Company into the State of Delaware.  If such matters are approved by Shareholders, the board of directors intends to continue the Company into the State of Delaware for the purpose of completing the previously announced merger with Petro River Oil, LLC.

Canadian Shareholders who hold Gravis common shares in a tax deferred plan, such as a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan, or tax-free savings account should be aware that if Gravis is continued into the State of Delaware that such Gravis shares would no longer constitute qualified investments for their tax deferred plans. Shareholders who hold their Gravis shares through a tax deferred plan are encouraged to  consult their own tax advisors as to appropriate course of action to affect the disposition of their Gravis shares prior to the special meeting of the shareholders given their particular circumstances.

The Company also announced a change of auditors to Marcum LLP, of New York, New York, from KPMG LLP, of Calgary, Alberta, effective August 10, 2012.  KMPG resigned effective June 26, 2012.

Gravis intends to file a notice of change of auditor together with the required letters from the former auditor and the successor auditor via SEDAR with each securities commission in each province or territory in Canada in which the Company is a reporting issuer.  At the Meeting, Shareholders will be asked to approve the appointment of Marcum LLP as auditor of the Corporation.

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on heavy oil with current operational emphasis on the Deerfield area of Western Missouri, U.S.A.

On behalf of the Board of Directors Jeffrey Freedman, Interim CEO and CFO Gravis Oil Corporation	1980 Post Oak Blvd. Suite 2020 Houston, Texas 77056

CONTACT:
Call: 877-235-9230
Or email Info@gravisoil.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future actions by the board of directors and the outcome of a vote of shareholders  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions regarding the timing and success of the shareholder vote and the continuance to Delaware are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  Gravis has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the resolutions not being approved by shareholders, shareholders presenting a different slate of nominees for the board and the continuance of Company to Delaware.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis  and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis  and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.